

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 13, 2023

Alan Curtis
Chief Financial Officer
Oceaneering International, Inc.
5875 North Sam Houston
Parkway West, Suite 400
Houston, TX 77086

> **Re: Oceaneering International, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 6, 2023**
> **File No. 333-275917**

Dear Alan Curtis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Carina Antweil